UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

[X]

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No:  000-29283

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Bancshares, Inc.

100 South High Street

Columbus Grove, Ohio  45830

REQUIRED INFORMATION

(a)

United Bancshares, Inc. Restated Employee Stock Ownership Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the fiscal years ended December 31, 2009 and 2008, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b)

Exhibit
(23)  Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED BANCSHARES, INC. RESTATED

EMPLOYEE STOCK OWNERSHIP PLAN

By:  Plan Administrative Committee

            /s/   Brian D. Young

          June 25, 2010

Name:

Brian D. Young

Date

(on behalf of the Plan Trustees)

United Bancshares, Inc. ESOP

Restated Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits

5

Statements of Changes in Net Assets Available for Benefits

6

Notes to Financial Statements

7

SUPPLEMENTAL SCHEDULE

16

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

17

Clifton

Gunderson LLP

Certified Public Accountants & Consultants

Report of Independent Registered Public Accounting Firm

The Trustees

United Bancshares, Inc. Restated Employee

Stock Ownership Plan

Columbus Grove, Ohio

We have audited the accompanying statements of net assets available for benefits of United Bancshares, Inc. Restated Employee Stock Ownership Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of United Bancshares, Inc. Restated Employee Stock Ownership Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/   CLIFTON GUNDERSON LLP

Toledo, Ohio

June 25, 2010

Offices in 17 states and Washington, DC

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	2009	2008
ASSETS
Investments:
Participant-directed	$ 6,559,206	$ 4,531,443
Nonparticipant-directed	130,854	572,561

Total investments	6,690,060	5,104,004

Receivables:
Accrued investment income	-	18,704
Employer contributions	33,424	31,024

Total receivables	33,424	49,728

Total assets	6,723,484	5,153,732

LIABILITY – Accrued administrative expenses	20,057	8,773

NET ASSETS AVAILABLE FOR BENEFITS	$ 6,703,427	$ 5,144,959

The accompanying notes are an integral part of the financial statements.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December  31, 2009 and 2008

	2009	2008
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS
Investment income (loss):
Net appreciation (depreciation) in fair value
of investments	$ 587,136	$(2,438,726)
Interest and dividends, including dividends from
United Bancshares, Inc. common stock
of $181,251 in 2009 and $143,376 in 2008	250,824	266,639

Net investment income (loss)	837,960	(2,172,087)

Contributions:
Employer	487,745	492,477
Participants, including $50,878 rollover
contribution in 2009	461,031	402,747

Total contributions	948,776	895,224

Total additions	1,786,736	(1,276,863)

DEDUCTIONS FROM NET ASSETS AVAILABLE
FOR BENEFITS
Benefits paid to participants or their beneficiaries	179,440	552,875
Administrative expenses	48,828	42,197

Total deductions	228,268	595,072

Net increase (decrease)	1,558,468	(1,871,935)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	5,144,959	7,016,894

End of year	$ 6,703,427	$ 5,144,959

The accompanying notes are an integral part of the financial statements.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparing the financial statements of United Bancshares, Inc. Restated Employee Stock Ownership Plan (“the Plan”) are presented below.

Basis of Presentation

The accompanying financial statements of the Plan are prepared using the accrual method of accounting.  Such financial statements present the net assets available for benefits and changes in such net assets.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  The fair value of mutual funds is determined using the quoted net asset value of the specific fund.  The fair value of United Bancshares, Inc. (“United”) common stock is determined based on the latest closing price quoted on the NASDAQ Global Markets.  Participant loans receivable are valued at cost, which approximates fair value.

The net appreciation (depreciation) in fair value of investments includes reinvested capital gain distributions earned on mutual funds during the year, as well as the net appreciation (depreciation) in fair value of investments purchased, sold and held during the year.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants or their beneficiaries are recorded upon payment.

Administrative Expenses

Administrative expenses primarily consist of loan processing, custodian, and third-party administrative fees.  Substantially all other costs, including internal costs, of administering the Plan are paid directly by the Plan’s sponsor, United and its subsidiary, The Union Bank Company.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncement

In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-01 (formerly FASB No. 168), The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.  The Accounting Standards Codification (ASC) is the single source of authoritative non-governmental U.S. generally accepted accounting principles (GAAP).  The ASC does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place.  All existing accounting standard documents are superseded and all other accounting literature not included in the Codification is considered nonauthoritative.  The ASC was effective for financial statements issued for periods ending after September 15, 2009.  The adoption of ASU No. 2009-01 did not have any impact on the statement of net assets or changes in net assets of the Plan as it only required changes to GAAP references in the financial statements.

Subsequent Events

Management evaluated subsequent events through the date the financial statements were issued.  Events or transactions occurring after December 31, 2009, but prior to when the financial statements were issued, that provided additional evidence about conditions that existed at December 31, 2009, have been recognized in the financial statements for the year ended December 31, 2009.  Events or transactions that provided evidence about conditions that did not exist at December 31, 2009 but arose before the financial statements were issued, have not been recognized in the financial statements for the year ended December 31, 2009.

NOTE 2 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information.  Participants should refer to the Plan agreement and “Summary Plan Description” for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, was established effective September 21, 2004 for the purpose of providing benefits to the employees of United and its subsidiary.  The Plan has been established as an employee stock ownership plan, as defined in Section 4975(e)(7) of the Internal Revenue Code.

All non-collective bargaining unit employees of United and its subsidiary who have attained age 18 and are expected to complete 1,000 hours of service during a 12-month period, are eligible to participate in the Plan.  Participants may enter the Plan on the first day of each calendar quarter.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Funding Policy

Plan participants may defer and contribute not less than 1% nor more than 50% of their annual compensation, as defined in the Plan’s agreement, subject to certain limitations as specified in the Internal Revenue Code.

United and its subsidiary have agreed to make discretionary matching contributions to the Plan, based on participant deferral contributions, as well as discretionary profit sharing contributions based on annual compensation.  For the years ended December 31, 2009 and 2008, the matching contribution was 50% of each participant’s deferral contribution, limited to 3% of compensation, and amounted to $144,491 and $146,839, respectively.

Effective January 1, 2009, the Plan adopted safe harbor provisions with respect to profit sharing contributions.  Under the safe harbor provisions, profit sharing contributions are discretionary, but must be at least 3% of annual compensation.  Participants are vested in profit sharing contributions made under the safe harbor provisions upon completion of two years of credited service.

The discretionary profit sharing contribution, as approved by the Boards of Directors of United and its subsidiary, was 6% of annual compensation for the years ended December 31, 2009 and 2008, and amounted to $343,254 and $345,638, respectively.  To participate in the Plan’s discretionary profit sharing contribution, a participant must complete 500 hours of service, or have died, become disabled, or reached normal retirement age during the plan year.

The Plan accepts rollover contributions from other qualified plans in the form of cash or United common stock.

Investment Options

Participants direct the investment of the deferred contributions in their individual account to various investment funds which have been approved by the plan administrator.  The Plan presently offers 17 mutual funds and United common stock as investment options for plan participants.

Through December 31, 2006, United and its subsidiary elected that all matching and profit sharing contributions be invested in United common stock in lieu of cash or other investments. Effective January 1, 2007, participants of the Plan have certain securities diversification rights with respect to that portion of their individual accounts invested in United stock.  Participants who are fully-vested in the Plan may also direct the manner in which employer contributions made subsequent to January 1, 2007 are invested.  Participants may divest, over the three-year plan period commencing January 1, 2007, the portion of their account balances invested in United stock that was purchased with employer contributions made prior to January 1, 2007. Participants may continue to divest their accounts of any United stock attributable to elective deferral and rollover contributions.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts

Separate individual accounts have been established for each participant.  The balance of the accounts consist of participant deferral contributions, as well as any rollover contributions, and matching and profit sharing contributions made by United and its subsidiary, including investment earnings or losses thereon.

Shares of United stock are allocated to participants based on employee deferral contributions as well as the respective matching and profit sharing contribution made on their behalf by United and its subsidiary, taking into consideration the average purchase price of United’s common stock during the period.  Shares are generally acquired by the Plan with the proceeds from quarterly cash dividends, unless the participant elects to take the dividend in cash as a distribution.  Shares acquired with the proceeds of cash dividends are also allocated to participants (other than those electing to receive cash dividends) ratably based on shares owned at the record date of the dividend.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in any deferral or rollover contributions made to the Plan, including earnings or losses thereon.  Vesting in discretionary matching and profit sharing contributions made by United and its subsidiary, plus earnings or losses thereon, is based on years of credited service.  Participants are fully vested upon completion of three years of credited service, except for profit sharing contributions made under the safe harbor provisions effective January 1, 2009 for which participants are fully vested upon completion of two years of credited service.

Forfeited Accounts

In the event a participant terminates prior to becoming fully vested, the unvested portion of the participant’s matching and profit sharing contributions represents forfeitures upon distribution of the vested portion of the participant’s account or upon completion of five consecutive 1-year breaks in service.  Forfeitures are allocated to all active participants based on relative compensation in the year in which the forfeiture becomes available for distribution.

Forfeited nonvested accounts amounted to $4,223 in 2009 and $24,497 in 2008.  Such amounts are allocated to the accounts of active participants as additional contributions during the first quarter of the subsequent plan year.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Payment of Benefits

The normal retirement date is the date a participant reaches age 65.  When a participant reaches the normal retirement date, or reaches age 59-1/2, terminates employment with United or its subsidiary, becomes totally disabled or dies while participating in the Plan, they are entitled to receive the vested amount in their individual accounts.

If a participant dies before receiving all of the benefits in their accounts, the surviving spouse or designated beneficiary receives the remainder in the participant’s accounts either as an annuity, a lump sum, or in the form of partial withdrawals provided the minimum withdrawal is $1,000.

The Plan also provides for hardship withdrawals.

Voting Rights

The Trustees of the Plan are entitled to exercise voting rights attributable to United shares held by the Plan.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less.  Loan terms may not extend beyond five years or the retirement of the individual participant.  Loans are secured by the balance in the participant’s accounts and generally bear interest at prime rate plus 1%.  Principal and interest is paid ratably through payroll deductions.  Loans which are more than 30 days delinquent as to principal and interest are considered in default.

NOTE 3 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, are as follows:

	2009	2008
Mutual funds:
The Growth Fund of America	$ 538,733	$ 368,941
Dreyfus Balanced Opportunity Fund	657,661	478,218
PIMCO Total Return Fund	433,416	277,745

Common stock – United Bancshares, Inc.:
Participant-directed	$ 2,791,191	$ 2,069,533
Nonparticipant-directed	130,854	572,561

	$ 2,922,045	$ 2,642,094

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 3 - INVESTMENTS (CONTINUED)

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the years ended December 31, 2009 and 2008, appreciated (depreciated) in fair value as follows:

	2009	2008

Mutual funds	$ 654,760	$(1,136,967)
Common stock	(67,624)	(1,301,759)

Net appreciation (depreciation) in fair value
of investments	$ 587,136	$(2,438,726)

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Nonparticipant-directed investments at December 31, 2009 and 2008 consists of United Bancshares, Inc. common stock contributed by United Bancshares, Inc. and its subsidiary through December 31, 2006.

Effective January 1, 2007, the Plan implemented certain securities diversification rights, as more fully described in Note 2.  As a result, participants who are fully-vested in the Plan may direct the manner in which all contributions made to their account subsequent to December 31, 2006 are invested.  Such participants may also divest, over a three-year period, the portion of their December 31, 2006 account balances invested in United stock that was purchased with employer contributions.  Nonparticipant-directed investments, as reported in the accompanying statements of net assets available for benefits, reflects participants’ rights to direct the investment of employer contributions as a result of the securities diversification rights.

The changes in nonparticipant-directed investments for the years ended December 31, 2009 and 2008 are principally due to depreciation in the fair value of United Bancshares, Inc. stock, distributions to participants, and transfers to participant-directed investments as a result of the securities diversification rights.  Such amounts, including employer contributions made subsequent to December 31, 2006 for non-vested participants, are not readily determinable.

NOTE 5 - TERMINATION

Although it has not expressed any intention to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants become fully vested in their account balances.

NOTE 6 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined, in a letter dated September 9, 2005, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.  The plan administrator believes that the Plan continues to qualify as a tax-exempt plan.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 7 - FAIR VALUE MEASUREMENTS

Fair Value Measurements, FASB ASC 820-10 (ASC 820-10), defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

ASC 820-10 requires the use of valuation techniques that should be consistently applied.  Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  Inputs may be observable or unobservable.  Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources.  Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  In that regard, ASC 820-10 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The fair value hierarchy is as follows:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•

Quoted prices for similar assets or liabilities in active markets;

•

Quoted prices for identical or similar assets or liabilities in inactive markets;

•

Inputs other than quoted prices that are observable for the asset or liability;

•

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 7 - FAIR VALUE MEASUREMENTS (CONTINUED)

Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2009 and 2008:

Money Market Account – Valued at cost, which approximates fair value.

Common Stock of United Bancshares, Inc. – Valued at the latest closing price quoted on the NASDAQ Global Markets.

Mutual Funds – Valued at the net asset value of shares held by the Plan at year end.

Participant Loans – Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the plan administrator believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FASB ASC 820-10 provides additional disclosure requirements with respect to fair value measurements which are effective for December 31, 2009 financial statements.

The following table sets forth by level, within the fair value hierarchy, the Plan's financial assets (there were no liabilities) at fair value as of December 31, 2009 and 2008:

2009	Level 1	Level 2	Level 3	Total

Money market account	$ -	$ 19,092	$ -	$ 19,092
Common stock – United
Bancshares, Inc.	-	2,922,045	-	2,922,045
Mutual funds:
Balanced	657,661	-	-	657,661
Growth	1,051,210	-	-	1,051,210
Fixed income	1,018,554	-	-	1,018,554
International	390,047	-	-	390,047
Value	479,564	-	-	479,564
Participant loans	-	-	51,887	151,887

Total assets at fair value	$ 3,597,036	$ 2,941,137	$ 151,887	$ 6,690,060

2008
Money market account	$ -	$ 19,183	$ -	$ 19,183
Common stock – United
Bancshares, Inc.	-	2,642,094	-	2,642,094
Mutual funds	2,314,946	-	-	2,314,946
Participant loans	-	-	127,781	127,781

Total assets at fair value	$ 2,314,946	$ 2,661,277	$ 127,781	$ 5,104,004

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 7 - FAIR VALUE MEASUREMENTS (CONTINUED)

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets, consisting of participant loans, for the years ended December 31, 2009 and 2008:

	2009	2008

Balance, beginning of year	$ 127,781	$ 98,234

Purchases, sales, issuances and settlements, net	24,106	29,547

Balance, end of year	$ 151,887	$ 127,781

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

FEIN:  34-1516518 – PLAN 004

SCHEDULE H, LINE 4i –

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

Shares/			Fair
units		Description	value

317,441	*	Common stock - United Bancshares, Inc.	$ 2,922,045
		Mutual funds:
5,935		Allianz CCM Mid-Cap Fund	117,865
16,447		American Beacon Small Cap Value Fund	260,521
18,110		American Century International Growth Fund	178,567
19,748		The Growth Fund of America	538,733
8,311		Artisan Small Cap Fund	113,444
2,289		Columbia Real Estate Equity Fund	23,098
7,842		Dodge and Cox Income Fund	101,630
44,257		Dreyfuss Balanced Opportunity Fund	657,661
7,494		DWS Short Duration Plus Fund	70,895
16,082		Hotchkis & Wiley Large Cap Value Fund	219,043
1,066		Oakmark Fund	39,476
7,353		Oppenheimer Developing Markets Fund	211,480
18,599		PIMCO Low Duration Fund	191,387
40,131		PIMCO Total Return Fund	433,416
6,198		Pioneer High Yield Fund	56,524
7,946		T. Rowe Price Growth Stock Fund	218,594
14,851		Vanguard Intermediate Term U.S.
		Treasury Portfolio	164,702

		Total mutual funds	3,597,036

		Money market account:
19,092		* TD Bank USA, N.A. Money Market Deposit Account	19,092

		Participant loans, with interest ranging from
		4.25% to 9.25%, payable bi-weekly
		through June 2018	151,887

TOTAL ASSETS (HELD AT END OF YEAR)			$ 6,690,060

* Party-in-interest

NOTES:

(1)

The number of units for each mutual fund is rounded to the nearest whole unit.

(2)

All mutual funds, participant loans, and a portion of common stock are participant-directed. The cost for participant-directed investments is not required to be reported.  The cost basis for that portion of United Bancshares, Inc. common stock that is nonparticipant-directed is not determinable.

EXHIBITS INDEX

Exhibit No.

Description

Page No.

23

Consent of Independent Registered

Public Accounting Firm

19

Clifton

Exhibit 23

Gunderson LLP

Certified Public Accountants & Consultants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-106929) for United Bancshares, Inc. Restated Employee Stock Ownership Plan of our report dated June 25, 2010, with respect to the financial statements and supplemental schedule of United Bancshares, Inc. Restated Employee Stock Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

/s/   CLIFTON GUNDERSON LLP

Toledo, Ohio

June 25, 2010

Offices in 17 states and Washington, DC